Verde Resources, Inc.

2 Cityplace Drive, Suite 200

St. Louis, MO 63141

June 21, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Verde Resources, Inc.
Form 10-K for Fiscal Year Ended June 30, 2021 Filed November 12, 2021 File No. 000-55276

Dear Sir or Madam:

Verde Resources, Inc. (the “Company”) acknowledges receipt of your comment letter (the “Comment Letter”), dated June 8, 2022, related to the Company’s filing on Form 10-K for the Fiscal Year Ended June 30, 2021, which was filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

The Company respectfully requests the SEC grant an extension of time, to June 30, 2022, to respond to the Comment Letter.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely, VERDE RESOURCES, INC.

/s/ Balakrishnan B S Muthu
Balakrishnan B S Muthu Chief Executive Officer